Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Joins Eclipse Foundation

PointBase 5.2 Database Features Eclipse Plugin

MARKHAM, CANADA – (April 5, 2005) – DataMirror® today announced it is joining the Eclipse Foundation, a non-profit corporation formed to advance the creation and support of the Eclipse platform, as an Add-In Provider. As part of its commitment, DataMirror also announced today its support for the Eclipse platform with the inclusion of an Eclipse IDE plugin for DataMirror PointBase® 5.2, DataMirror’s Java database.

DataMirror customers use the PointBase database in their Java applications to reduce their time to market and development costs. More and more Java developers are choosing to use the Eclipse IDE to develop their applications. The Eclipse IDE plugin enables Java developers to write and test both JDBC and SQL code within the Eclipse IDE, further shortening the development, maintenance, and quality-assurance cycles.

“By joining the Eclipse Foundation, DataMirror has demonstrated its commitment to supporting all of the leading Java integrated development environments,” says Nigel Stokes, CEO, DataMirror. “DataMirror understands the needs of Java developers and by combining the Eclipse plugin with PointBase, DataMirror is encouraging the trend towards giving organizations the freedom to choose the platform and development environment in which they want to work.”

The Eclipse plugin for PointBase is available at no charge for existing PointBase customers as an executable file, or in open source format.

The PointBase database is a core component of DataMirror Integration Suite, a complete, end-to-end solution that enables customers to cost-effectively solve even the most complex integration problems. PointBase can be used as a persistence and caching engine inside a Web application and leverage Transformation Server®, also a component of Integration Suite, to move information bi-directionally between Web applications and operational systems. Integration Suite makes operational information available to employees, customers, and partners in real time with minimal impact on existing operational systems. Integration Suite also integrates with any of the leading enterprise databases, giving users the freedom to deploy using the application server of their choice.

About Eclipse

The Eclipse Foundation is a not-for-profit member-supported corporation that hosts community based open projects. Eclipse creates royalty-free technology and a universal platform for development tools integration, modeling, testing, and functionally-rich application construction. Eclipse based offerings give developers freedom of choice in a multi-language, multi-platform, multi-vendor supported environment. Eclipse delivers a dynamic plug-in based framework that makes it easier to create and integrate technology, saving time and money. By collaborating and sharing core integration technology, technology providers can concentrate and focus on areas of expertise and differentiation. The Eclipse Platform is written in the Java language and comes with extensive plug-in construction toolkits and examples. It has already been deployed on a range of development workstations including Linux, QNX, Mac OS X and Windows-based systems. Full details of the Eclipse Foundation and white papers documenting the design of the Eclipse Platform are available at www.eclipse.org.http://www.eclipse.org.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection, audit and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.